Nippon Yusen Kabushiki Kaisha
3-2, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-0005, Japan

Letter for Maintenance of Exe

06012900

April 19, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Re: Nippon Yusen Kabushiki Kaisha – File no. 82-34960

Dear Sirs:

Enclosed are copies of brief statement of financial highlights for the third quarter and press releases submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yous truly,

Enclosures:
Financial highlights for the third quarter, ended December 31, 2005
News release;

- February 7, 2006 NYK's Affiliate to Manage Passenger Terminals at the Port of Vancouver
- February 23, 2006 Changes in Top Management (Including Representative Directors)
- March 10, 2006 NYK to Establish NYK Course at Maritime Institutions in India
- March 23, 2006 NYK's British Logistics Subsidiaries to Merge
- March 24, 2006 NYK appoints Japanese Resident Representative in Istanbul
- April 13, 2006 Official Announcement DALIAN IPO on 14th April 2006

dlw 5/1

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

February 7, 2006

NYK's Affiliate to Manage Passenger Terminals at the Port of Vancouver

Cerescorp Company, a Canadian affiliate of NYK Line, recently finalized a contract with the Vancouver Port Authority on the management of passenger terminals at the port of Vancouver.

Under the contract, Cerescorp will engage in various terminal services at two passenger terminals—Canada Place and Ballantyne Pier—for a period of ten years from April 2006. These terminal services will include the management of terminals and tenants in the terminals, the handling of passengers' baggage, and the loading and unloading of provisions and equipment.

The port of Vancouver is the starting point for Alaskan cruises operated by a number of companies. In 2005, cruise ships visited the port 272 times and 910,000 passengers passed through the port, and the Vancouver Port Authority expects growth to continue into the future.

Upon entering into this new contract with the Vancouver Port Authority, Cerescorp Company intends to introduce a wide range of services in addition to its present container-terminal services at Canadian ports.

··· Cerescorp Company ···

Cerescorp Company is an NYK affiliate that manages container terminals at the ports of Halifax and Montreal and has annual sales exceeding C$59 million (as of 2004). NYK has two affiliates providing terminal-related services in North America—Cerescorp Company, which operates in Canada, and Ceres Terminals, which is engaged in a wide range of services on the East Coast and Gulf Coast of the United States, including terminal-management and cargo-handling services for containerships, car carriers, and cruise ships. The annual sales for Ceres Terminals amount to US$180 million.

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation

companies. The NYK Group operates approximately 650 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 4 cruise ships. NYK's revenue in 2004-05 was $15Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and São Paulo.

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

February 23, 2006

Changes in Top Management (Including Representative Directors)

Nippon Yusen Kaisha (NYK) reached an agreement in a board meeting held today on changes to its lineup of directors, corporate officers, (currently indicated as directors which are not regulated by the Commercial Code of Japan) and a partial change in management committee systems (including the introduction of new position classifications), effective April 1, 2006. The company also approved a new lineup of corporate officers (effective April 1, 2006), and same of directors that will be referred to the 119th ordinary general meeting of shareholders and ensuing meeting of the board of directors, both scheduled for late June. Names of the directors are listed below.

1. Directors to retire on March 31, 2006

Name	Present Post	New Post
Yoshiharu Murata	Director*	To become an NYK advisor after retirement

Note: Yoshiharu Murata will retire at the expiration of his term of service.

* He is not regulated by the Commercial Code of Japan.

2. Changes to the lineup of directors, scheduled for April 1, 2006 (agreed on February 23)

New position classifications are provided in replacement of position classifications used for some directors, effective April 1, 2006.

Name	Present Post	New Post
Takao Kusakari	Chairman	Chairman, Chairman Corporate Officer
Koji Miyahara	President	President, President Corporate Officer

Tadamasa Ishida	Vice President	Representative Director, Executive Vice-President Corporate Officer
Yasushi Yamawaki	Senior Managing Director	Representative Director, Executive Vice-President Corporate Officer
Takao Manji	Senior Managing Director	Representative Director, Senior Managing Corporate Officer
Hiromitsu Kuramoto	Managing Director	Representative Director, Senior Managing Corporate Officer
Minoru Sato	Managing Director	Director, Senior Managing Corporate Officer
Yasumi Kudo	Managing Director	Representative Director, Senior Managing Corporate Officer
Hiroshi Sugiura	Managing Director	Representative Director, Senior Managing Corporate Officer
Hiroyuki Shimizu	Managing Director	Director, Managing Corporate Officer
Motoo Igawa	Managing Director	Director, Managing Corporate Officer
Masamichi Morooka	Managing Director	Director, Managing Corporate Officer
Susumu Kikuchi	Director	Director, Managing Corporate Officer
Yukio Ozawa	Executive Vice-President	Director
Michio Tamiya	Senior Managing Director	Director
Takahiro Ota	Managing Director	Director
Koichi Inoue	Managing Director	Director

Shinji Kobayashi	Director*	Managing Corporate Officer
Naoki Takahata	Director*	Managing Corporate Officer
Makoto Igarashi	Director*	Managing Corporate Officer
Masahiro Kato	Director*	Managing Corporate Officer
Hidenori Hono	Director*	Managing Corporate Officer

Note: On March 31, 2006, Yukio Ozawa, Michio Tamiya, and Takahiro Ota will resign as directors with the right to represent NYK, and retire as corporate officers at the expiration of their terms of service. Koichi Inoue will also resign from the position of corporate officer.

* These directors are not regulated by the Commercial Code of Japan.

3. New corporate officers to be named on April 1, 2006 (agreed on February 23)

Name	Present Post	New Post
Tsutomu Kikuchi	Managing Director of NYK Group Oceania Pty. Ltd.	Corporate Officer, Managing Director of NYK Group Oceania Pty. Ltd.
Toshiaki Takeda	Managing Director of NYK Logistics (Europe) Ltd.	Corporate Officer, Managing Director of NYK Logistics (Europe) Ltd.
Tomoyuki Matsubara	General Manager, Technical Group	Corporate Officer, General Manager of the Technical Group
Hiroshi Sekine	General Manager, Safety and Environmental Management Group	Corporate Officer, (Tanker and Gas Carrier Management Group, Manager of the Fleet Management Group,) General Manager of the Safety and Environmental Management Group
Masahiko Fukatsu	General Manager, Logistics Group	Corporate Officer, General Manager, Logistics Group, General Manager, Logistics Integrator Group

Hiroshi Hiramatsu	General Manager, Corporate Planning Group	Corporate Officer, (Corporate Planning Group, Global Management Strategy Group)

4. Changes to the lineup of directors expected after the 119th ordinary general meeting of shareholders, to be held in late June 2006

1. Retiring Directors

Name	Present Post	
Yukio Ozawa	Executive Vice- President,	Will serve as a director from April 1, 2006. Scheduled to serve as an NYK special advisor after retirement.
Michio Tamiya	Senior Managing Director	Will serve as a director from April 1, 2006. Scheduled to serve as an NYK advisor after retirement.
Takahiro Ota	Managing Director	Will serve as a director from April 1, 2006. Scheduled to serve as an NYK advisor after retirement.
Koichi Inoue	Managing Director	Will serve as a director from April 1, 2006. Scheduled to serve as an NYK advisor after retirement.

Note: Yukio Ozawa will resign from his present post. Michio Tamiya, Takahiro Ota, and Koichi Inoue will retire at the expiration of their terms of service.

2. New director (on February 23, candidate nominations for the post of director were approved)

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

Name	Present Post	New Post
Shinji Kobayashi	Corporate Officer	Director, Will serve as Managing Corporate Officer from April 1, 2006.

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 650 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 4 cruise ships. NYK's revenue in 2004-05 was $15Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and São Paulo.

March 10, 2006

NYK to Establish NYK Course at Maritime Institutions in India

Nippon Yusen Kaisha (NYK) has formed alliances with the Tolani Maritime Institute (TMI) in the suburbs of Mumbai and the R.L. Institute of Nautical Sciences (RLINS) in Madurai to establish an NYK course for the education and training of future crew members.

One of the objectives in NYK's medium-term management plan, "New Horizon 2007," which was introduced in March 2005, is expansion of the company's maritime business. To achieve this goal, the company is scheduled to increase the number of vessels from 660 to 880 by the year 2010. With the increase in vessel numbers, the company needs to recruit approximately 200 foreign crew members and cadets each year. Therefore, the company established the Seafarer Planning Group at the headquarters in June 2005 to enhance the proactive recruitment and training of new crew members.

Through collaboration with these two maritime institutions in India, NYK is taking further steps toward the recruitment and training of future crew members and cadets, following the establishment of NYK courses at maritime universities in China, Croatia, and Romania.

Enrollment capacity for the NYK courses at each institution is 20–30 people. After completing a classroom program, the students will be provided with onboard training in navigation or engineering on NYK's vessels.

NYK established the Mumbai office of NYK Shipmanagement Pte. Ltd. in 2002 as a recruitment base for crew members in India. As a result, more NYK crew members are now from India than any other country except the Philippines. Last year, 18 cadets from India were hired, and training was conducted in line with requirements for acquisition of ship officers' licenses. NYK plans to recruit twice the current number of crew members by 2010.

NYK's recruiting and training programs for new crew members include the following:

1.China

1) Recruiting graduates of Dalian Maritime University and Wuhan University of Technology to provide onboard training on NYK's vessels.

2) Established an NYK course at Shanghai Maritime University to provide classroom education and onboard training for future crew members.

2.Philippines

Established a maritime university together with Transnational Diversified Group (NYK's business partner) in Canlubang, in the suburbs of Manila. The opening is scheduled for June 2007.

3.Romania

Formed an alliance with Constanza Maritime University in Romania in December 2005 for the establishment of an NYK course.

4.Croatia

Formed an alliance with the Department of Sea and Maritime Studies at the University of Split in December 2005 for the establishment of an NYK course.

5.India

Formed alliances with the Tolani Maritime Institute (TMI) in the suburbs of Mumbai and the R.L. Institute of Nautical Sciences (RLINS) in Madurai in February 2006 for the establishment of an NYK course from fiscal 2006.

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 650 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 4 cruise ships. NYK's revenue in 2004-05 was $15Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and São Paulo.

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

March 23, 2006

NYK's British Logistics Subsidiaries to Merge

On April 1, 2006, NYK will consolidate its two UK logistics subsidiaries, NYK Logistics (UK) Consumer & Retail Ltd.1 and NYK Logistics (UK) Manufacturing & Retail Ltd.2, under the new name of NYK Logistics (UK) Ltd., which will be headquartered in Northampton.

The two logistics companies grew rapidly and developed into businesses that were complementary in terms of the markets they serve, their resources, and their infrastructure. Nevertheless, in order to have the critical mass and capacity to offer wider service possibilities and a better ability to share areas of best practice through efficient management, the two firms will be integrated.

NYK Logistics (UK) Ltd. will become NYK's largest logistics subsidiary abroad with annual sales of approximately 300 million pounds sterling, a staff of 4,500, and more than 40 business footholds in Britain and other nearby locations. The company will also be one of the market's largest providers of contract logistics services by providing a wide range of services from premanufacturing supply chains to finished-goods distribution, on a national, Pan-European, and intercontinental scale.

1NYK Logistics (UK) Consumer & Retail Ltd. (Head office: Milton Keynes)

This company, formerly known as Milton Keynes Distribution Center (UK) Ltd., was established by NYK in 1990. Its logistics business has since continued to grow mainly in the sphere of consumer electronics and retail under the service brand name of New Wave Logistics. The company was rebranded as "NYK Logistics" in January 2004.

2NYK Logistics (UK) Manufacturing & Retail Ltd. (Head office: Bedfordshire)

NYK took over the company's predecessor, UCI Logistics, in 1991. The company has achieved fast growth primarily in the field of supply-chain solutions for automotive, healthcare, and retail. The company was rebranded as "NYK Logistics" in January 2004.

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 650 major ocean vessels as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chips carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 liquefied natural gas carriers, and four cruise ships. NYK's revenue in 2004–2005 was US$15 billion. As a group, NYK employs 33,000 people worldwide. The group has offices in 240 locations based in 27 countries, warehouses on virtually every continent, and harbor operations in Asia, North America, and Europe. The company's global headquarters is in Tokyo, and regional headquarters are located in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and São Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

March 24, 2006

NYK appoints Japanese Resident Representative in Istanbul

NYK today announces the appointment of Mr Atsushi Takahashi as Japanese Resident Representative in Istanbul from 1st April 2006

NYK Line (Europe) Ltd's Managing Director, Mr Ken Miyoshi said: "NYK has a strong shipping heritage built up over 120 years and continuously looks to make longer term investments. In the past NYK had a substantial presence in this region in support of its direct services, but scaled down its presence when conventional services were withdrawn from the area. We see Mr Takahashi's appointment as clear signal of NYK's commitment to re-focus on the East Mediterranean growth region where our Liner services have developed particularly strongly in the last 12 months."

Mr Takahashi will be co-located with NYK's local Istanbul representative, Mr Benhur Bayrak, in the offices of NYK's Turkish agent Catoni. Though appointed by NYK Line (Europe) Ltd, Mr Takahashi will also be responsible for other divisions of the NYK Group in the Balkans, Black Sea, Caucasus, East Mediterranean and North Africa.

About NYK
Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 650 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 4 cruise ships. NYK's revenue in 2004-05 was $15Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and São Paulo.

April 13, 2006

Official Announcement DALIAN IPO on 14th April 2006

"On 13th April, 2006, N.Y.K. Line (Hong Kong) Limited , a wholly-owned subsidiary of Nippon Yusen Kabushiki Kaisha, agreed to subscribe for H-shares of Dalian Port (PDA) Company Limited (hereafter "the Company") which are to be listed on The Hong Kong Stock Exchange (Main Board) on 28th April 2006. Immediately after the listing, NYK Group, as the only largest strategic investor of the Company, will hold 114,800,000 H-shares, which represents 4.1% of the Company's issued share capital at the completion of the Global Offering (assuming the over- allotment option is not exercised) for a cost up to approximately USD 38 million.

NYK Group has been keeping a keen eye on potential business opportunities in Dalian. This strategic investment into the Company represents a significant foothold into Dalian City, and NYK, as a global logistics integrator, is committed to seeking further business opportunities to develop in the region, such as container terminal, roro terminal, and logistics including air transportation.

Dalian Port (PDA) Company Limited - The Company, together with the members of its group, is the major port operator with a dominant market share in Dalian Port and one of the leading port operators in Northeastern China engaged in the provision of terminal and logistics services for oil products and liquefied chemicals, the provision of terminal and logistics services for containers, and the provision of port value-added services including tallying, pilotage, tugging and IT services."

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 650 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 4 cruise ships. NYK's revenue in 2004-05 was $15Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and São Paulo.

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER, ENDED DECEMBER 31, 2005

Listed company: Nippon Yusen Kabushiki Kaisha (NYK Line)
Stock exchange: Tokyo, Osaka, Nagoya
Code number: 9101
Location of head office: Tokyo
(URL http://www.nykline.co.jp)
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manager of IR Group +81-3-3284-5986
Keizo Nagai, General Manager of Corporate Communication Group +81-3-3284-5058

1. Matters Related to the Preparation of the Third-Quarter Financial Information
1) Adoption of a simplified accounting method: Yes
A simplified method is adopted as the accounting standard for corporate income taxes. The simplified method is otherwise adopted in part for the accounting of line items for which the effect is immaterial.

2) Change in the method of accounting compared with the most recent consolidated fiscal period: Yes
The business segments are reclassified in the Segment Information.

3) Change in scope of consolidation and application of the equity method: Yes
Consolidation (Newly included): 66, Consolidation (excluded): 10
Equity method (Newly applied): 2, Equity method (excluded): 3

2. Financial and Business Results for the Nine Months (From April 1 to December 31, 2005)

(1) Consolidated business results (Rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Nine months ended December 31, 2005	1,423,785	19.8	120,020	- 2.0	120,903	3.6
Nine months ended December 31, 2004	1,188,775	15.2	122,409	76.3	116,746	105.2
Year ended March 31, 2005(Reference)	1,606,098		161,375		154,803	

	Net income		Net income per share (Basic)	Net income per share (Diluted)
	Millions of yen	%	Yen	Yen
Nine months ended December 31, 2005	76,130	44.5	62.37	—
Nine months ended December 31, 2004	52,701	53.0	43.15	—
Year ended March 31, 2005 (Reference)	71,326		58.12	—

Notes:
1) Percentages indicated for revenues, operating income, income before extraordinary items and net income are the rates of increase or decrease compared with the same quarterly period of the preceding fiscal year.
2) "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of each fiscal period.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
As of December 31, 2005	1,873,206	550,859	29.4	451.34
As of December 31, 2004	1,463,022	400,489	27.4	327.99
As of March 31, 2005 (Reference)	1,476,226	427,770	29.0	350.10

3. Forecast of Consolidated Financial Results for Fiscal Year 2005 (From April 1, 2005, to March 31, 2006)

	Revenues	Operating income	Income before extraordinary items
	Millions of yen	Millions of yen	Millions of yen
Full year	1,910,000	140,000	138,000
	Net income	Net income per share (Basic)	
	Millions of yen	Yen	
Full year	85,000	69.64	

(Reference)
Forecast of Non-consolidated Financial Results for Fiscal Year 2005 (From April 1, 2005, to March 31, 2006)

	Revenues	Operating income	Income before extraordinary items
	Millions of yen	Millions of yen	Millions of yen
Full year	950,000	73,000	82,000
	Net income	Net income per share (Basic)	
	Millions of yen	Yen	
Full year	50,000	40.96	

(Reference)
Performance forecast assumptions:
Exchange rate; ¥115.00/US$ (January 2006–March 2006)
Bunker oil price; US$310/MT (January 2006–March 2006)

These forecasts are based on various assumptions made at the date of release of these materials, including the information available at the date of release of these materials and uncertain factors that may affect future earnings. Actual earnings may differ significantly from these forecasts as a consequence of various factors.

Operating Results

In the nine months from April 1 to December 31, 2005, NYK Line posted consolidated revenues of ¥1,423.7 billion, operating income of ¥120.0 billion, income before extraordinary items of ¥120.9 billion, and net income of ¥76.1 billion. These figures compare with revenues of ¥1,188.7 billion, operating income of ¥122.4 billion, income before extraordinary items of ¥116.7 billion, and net income of ¥52.7 billion in the corresponding period of the previous term.

Overview

Consolidated revenues climbed 19.8%. Fleet expansion helped push up shipping revenues in the liner trade and other shipping segments. Revenues also expanded in other segments, including logistics, terminal and harbor transport, cruise, and others. Costs and expenses increased 22.9%, owing to higher bunker oil prices and freight rates on inland rail transport in the United States, and operating income decreased ¥2.3 billion. Consequently, the ratio of operating income to revenues decreased 1.9 percentage points, from 10.3% to 8.4%. Income before extraordinary items grew 3.6%, owing primarily to higher interest and dividend income, which pushed up other income. Net income surged 44.5%, due to the improvement of extraordinary gains and losses.

The impact on income before extraordinary items of fluctuations in foreign exchange rates and bunker oil prices was as follows:

	April 1 to December 31, 2005	April 1 to December 31, 2004	Change	Impact
Average Exchange Rate	¥111.66 / US$1.00	¥108.55 / US$1.00	Yen down ¥3.11	¥4.0 billion
Average Bunker Oil Price	US$273.92 per ton	US$192.15 per ton	Price up US$81.77	– ¥18.4 billion

Notes: A ¥1 movement against the dollar alters annual income before extraordinary items by about ¥1.7 billion.
A $1 change per ton of bunker oil alters annual income before extraordinary items by about ¥0.3 billion.

Exchange Rate Changes



140
135
130
125
120
115
110
105
100
95
90
01/12
02/06
02/12
03/06
03/12
04/06
04/12
05/06
05/12

Period: 12/2001 – 2/2006

Changes in Bunker Oil Prices



300
280
260
240
220
200
180
160
140
120
100
01/10
02/04
02/10
03/04
03/10
04/04
04/10
05/04
05/10

Period: 12/2001 – 12/2005

Segment Information

Liner Trade

Freight volumes were generally firm during the first six months, but bunker oil prices rose sharply and inland container transport costs increased. In the third quarter, the bunker oil price jumped much more. Then in November, the liner trade entered a low-demand term, and competition intensified in particular trades. Consequently, on the whole, revenues increased, but income declined compared with the preceding term.

Other Shipping

The other shipping segment includes trampers and specialized carriers, which provide bulk transport of iron, coal, and other items, as well as cars. The segment also includes tanker transport of crude oil and liquefied natural gas (LNG), as well as petroleum products and chemicals.

- Trampers and Specialized Carriers

With active exports of automobiles continuing, freight volumes outstripped both the preceding term's volume and initially projected volume for the current period. We brought four new car carriers into operation during the term. However, a lack of space still remained and we continued to use charter vessels and rerouting to ensure transport stability. Overall, the bulk carrier market is more lackluster than one year earlier, though the market recovered slightly from September to October. Under these circumstances, we endeavored to secure stable revenues from Capesize vessels by allocating cargo efficiently. We also continued to obtain a firm profit from Panamax and Handysize vessels, which are owned by the group and rather cost competitive, and by efficient allocation and smooth operation. As a result, this segment achieved its performance target. Operations of wood-chip carriers, open-hatch carriers, and reefer carriers remained robust. Overall, the business performance of tramper and specialized carriers increased, compared with the same period one year ago.

- Tankers

Crude oil, liquefied petroleum gas (LPG), and LNG carriers, all with long-term stable contracts, were operated preferable. The market conditions for crude oil tankers generally softened compared with the preceding term, despite a turnup in September. The transition in the petroleum-product tanker demand remained high after September, and business performance exceeded the preceding term and the target.

Bulker
Freight Rates

Baltic Freight Index
1985.1.4.= 1000


B.D.I.
6500
5500
4500
3500
2500
1500
500
2001
2002
2003
2004
2005
2006

Period: January 2001–January 2006

Tanker
Freight Rates


World Scale
370
320
270
220
170
120
70
20
2001
2002
2003
2004
2005
2006

Period: January 2001–January 2006

Logistics

Our NYK Logistics division surpassed the preceding term's results and the target. Customer demand in inland logistics, mainly in North America, was preferable. Performance also improved in locations in Europe. In Japan, NYK Logistics (Japan) Co., Ltd., which was established in the previous fiscal year, contributed to the profit. The air-cargo division—Yusen Air & Sea Service Co., Ltd.—performed well and achieved its target.

Terminal and Harbor Transport

Container cargo remained favorable overall. Supported by higher handling fees and improved operational efficiency, and by the good results of affiliate companies, the segment exceeded its performance targets.

Cruise

The U.S. market is in a sign of recovery, and is changing favorably. The Japanese market was affected by *Asuka*'s final year, and the highest results ever were posted.

Others

The real estate business nearly matched its performance from the preceding term. Sales at NYK Trading Corporation increased sharply because of a rise in price for petroleum products. However, tugboat services were influenced by a jump in bunker oil price. Revenues and profits increased in the manufacturing and processing business and shipping agency business, compared with the preceding term. Nippon Cargo Airlines Co., Ltd., which became a consolidated subsidiary in August 2005, recorded a decline in performance because of fuel cost increases.

Financial Position

As of December 31, 2005, total assets were ¥1,873.2 billion, an increase of ¥396.9 billion from the previous year. Reflecting expanded sales, notes and accounts receivable, trade expanded ¥29.3 billion, and we posted a ¥113.0 billion increase in our investment in shipbuilding. Nippon Cargo Airlines Co., Ltd., became a consolidated subsidiary, which raised aircraft ¥28.8 billion. Higher stock prices prompted a ¥119.4 billion increase in investments in securities. Total liabilities grew ¥266.1 billion, to ¥1,285.6 billion. Although the currently redeemable portion of corporate bonds decreased, short-term bank loans, long-term debt, and issuance of commercial paper caused interest-bearing debt to rise ¥178.7 billion. Total shareholders' equity increased ¥550.8 billion, up ¥123.0 billion, owing to a rise in retained earnings. The debt-equity ratio was 1.5 times, the same level as of March 31, 2005.

Amendments to Forecasts of Results

We have now entered the fourth quarter and have continued with positive operating activities and cost reductions as much as possible. However, because of the weak shipping market and soaring bunker oil prices, we have adjusted performance expectations for this term as follows.

(Billions of yen)

Forecast of Results for Fiscal Year Ending March 31, 2006		Revised Forecast	Previous Forecast (November 15)	Change	Percentage Change
Revenues	Consolidated	1,910.0	1,840.0	70.0	3.8%
	Non-consolidated	950.0	915.0	35.0	3.8%
Operating income	Consolidated	140.0	155.0	-15.0	(9.7%)
	Non-consolidated	73.0	85.0	-12.0	(14.1%)
Income before extraordinary items	Consolidated	138.0	150.0	-12.0	(8.0%)
	Non-consolidated	82.0	92.0	-10.0	(10.9%)
Net income	Consolidated	85.0	92.0	-7.0	(7.6%)
	Non-consolidated	50.0	55.0	-5.0	(9.1%)

Forecast assumptions:
Exchange rates: ¥115 to the dollar (January 1, 2006, to March 31, 2006)
Bunker oil prices: $310 per ton (January 1, 2006, to March 31, 2006)

Operating Risks

The business performance forecasts contained in these materials are subject to a variety of risks and uncertainties, which may cause actual results to differ materially from those projected. These risk factors and uncertainties include the possibility of shifts in market and economic conditions that affect the NYK Group's operations, significant changes in the shipping market, sharp fluctuations in foreign exchange rates, interest rates and fuel prices, a major accident involving NYK Group ships, and social turmoil caused by war, terrorism, or infectious diseases. The items described above are some of the potential risks that the NYK Group faces, and are not intended to encompass all potential risks.

Consolidated Balance Sheets for the Nine Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	As of December 31, 2005		As of March 31, 2005		Increase or decrease	As of December 31, 2004	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
ASSETS							
Current assets							
Cash and time deposits	83,650		66,739		16,910	66,429	
Notes and accounts receivable—trade	219,024		189,656		29,368	185,911	
Marketable securities	1,606		1,639		(33)	1,853	
Inventories	32,803		22,711		10,092	25,331	
Deferred and prepaid expenses	56,895		42,897		13,997	47,259	
Deferred tax assets	2,904		3,950		(1,045)	6,229	
Other current assets	95,990		73,561		22,428	78,819	
Allowance for doubtful accounts	(3,497)		(1,655)		(1,841)	(2,072)	
Total current assets	489,377	26.1	399,500	27.1	89,877	409,761	28.0
Fixed assets							
(Vessels, property and equipment, net of accumulated depreciation)							
Vessels	466,178		453,364		12,814	449,657	
Buildings and structures	73,199		69,265		3,933	66,558	
Aircraft	28,876		—		28,876	—	
Machinery and transportation equipment	24,908		20,438		4,469	21,027	
Equipment and fixtures	7,647		8,353		(705)	7,432	
Land	60,739		59,345		1,393	58,900	
Construction in progress	182,313		82,073		100,239	77,804	
Others	5,332		8,315		(2,982)	8,513	
Total vessels, property and equipment, net of accumulated depreciation	849,196	45.3	701,157	47.5	148,038	689,895	47.2
(Intangible assets)							
Leasehold	2,050		1,994		56	1,390	
Software	23,088		18,073		5,015	15,504	
Consolidation adjustments account	15,466		8,261		7,204	6,678	
Others	6,280		5,344		935	7,837	
Total intangible assets	46,885	2.5	33,674	2.3	13,211	31,411	2.1
(Investments and other assets)							
Investment securities	400,082		280,660		119,422	263,771	
Long-term loans receivable	7,150		8,183		(1,033)	8,803	
Deferred tax assets	7,265		475		6,790	7,786	
Others	74,878		54,988		19,889	53,699	
Allowance for doubtful accounts	(1,705)		(2,534)		829	(2,276)	
Total investments and other assets	487,671	26.1	341,773	23.1	145,898	331,784	22.7
Total fixed assets	1,383,752	73.9	1,076,604	72.9	307,148	1,053,091	72.0
Deferred assets	75	0.0	121	0.0	(45)	170	0.0
Total assets	1,873,206	100.0	1,476,226	100.0	396,979	1,463,022	100.0

(Millions of yen)

Account title	As of December 31, 2005 Amount	As of December 31, 2005 Composition ratio	As of March 31, 2005 Amount	As of March 31, 2005 Composition ratio	Increase or decrease	As of December 31, 2004 Amount	As of December 31, 2004 Composition ratio
LIABILITIES							
Current liabilities							
Notes and accounts payable—trade	180,710		152,418		28,292	151,743	
Short-term redemption money for bonds	4,800		25,008		(20,208)	35,004	
Short-term bank loans	221,975		140,850		81,124	149,367	
Commercial paper	63,000		—		63,000	—	
Income taxes payable	23,567		37,184		(13,616)	28,138	
Deferred tax liabilities	846		1,795		(948)	2,924	
Advance received	57,902		49,170		8,731	49,076	
Employees' bonuses accrued	7,428		8,047		(618)	5,337	
Reserve for EXPO 2005, AICHI, JAPAN	—		31		(31)	—	
Other current liabilities	69,887		63,358		6,528	64,783	
Total current liabilities	630,117	33.6	477,865	32.4	152,252	486,376	33.2
Long-term liabilities							
Bonds	102,000		106,800		(4,800)	106,800	
Long-term debt	416,999		357,396		59,603	364,979	
Deferred tax liabilities	67,830		22,326		45,503	19,809	
Reserve for employees' retirement benefits	18,752		19,173		(421)	19,981	
Reserve for directors' retirement benefits	1,933		2,916		(983)	2,284	
Reserve for periodic dry docking of vessels	2,071		3,152		(1,080)	3,082	
Reserve for EXPO 2005, AICHI, JAPAN	—		—		—	27	
Other long-term liabilities	45,987		29,907		16,080	30,760	
Total long-term liabilities	655,575	35.0	541,673	36.7	113,901	547,726	37.5
Total liabilities	1,285,692	68.6	1,019,538	69.1	266,153	1,034,102	70.7
MINORITY INTERESTS	36,654	2.0	28,917	1.9	7,737	28,430	1.9
SHAREHOLDERS' EQUITY							
Common stock	88,531	4.7	88,531	6.0	—	88,531	6.0
Additional paid-in capital	94,427	5.1	94,421	6.4	6	94,421	6.5
Retained earnings	249,552	13.3	203,774	13.8	45,778	184,720	12.6
Net unrealized holding gains on other securities	121,316	6.5	55,335	3.7	65,980	46,514	3.2
Foreign currency translation adjustments	728	0.0	(10,819)	(0.7)	11,548	(10,320)	(0.7)
Treasury stock	(3,696)	(0.2)	(3,472)	(0.2)	(224)	(3,376)	(0.2)
Total shareholders' equity	550,859	29.4	427,770	29.0	123,088	400,489	27.4
Total liabilities, minority interests and shareholders' equity	1,873,206	100.0	1,476,226	100.0	396,979	1,463,022	100.0

(2) Consolidated Statements of Income for the Nine Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Nine months ended December 31, 2005 (From April 1 to December 31, 2005)		Nine months ended December 31, 2004 (From April 1 to December 31, 2004)		Increase or decrease	Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Revenues	1,423,785	100.0	1,188,775	100.0	235,010	1,606,098	100.0
Costs and expenses	1,163,519	81.7	947,101	79.7	216,417	1,283,769	80.0
Gross profit	260,266	18.3	241,673	20.3	18,592	322,328	20.0
Selling, general and administrative expenses	140,245	9.9	119,264	10.0	20,981	160,953	10.0
Operating income	120,020	8.4	122,409	10.3	(2,388)	161,375	10.0
Other income							
Interest and dividend income	7,389		3,959		3,429	5,167	
Equity in earnings of unconsolidated subsidiaries and affiliates	159		1,769		(1,610)	2,598	
Others	6,493		3,076		3,416	4,776	
Total other income	14,041	1.0	8,805	0.7	5,235	12,542	0.8
Other expenses							
Interest expenses	12,006		12,489		(482)	16,631	
Others	1,152		1,979		(826)	2,482	
Total other expenses	13,159	0.9	14,468	1.2	(1,308)	19,114	1.2
Income before extraordinary items	120,903	8.5	116,746	9.8	4,156	154,803	9.6
Extraordinary gains							
Gain on sale of vessels, property and equipment	5,785		3,772		2,013	5,231	
Other extraordinary gains	1,183		4,043		(2,859)	4,623	
Total extraordinary gains	6,969	0.5	7,815	0.7	(845)	9,854	0.6
Extraordinary losses							
Loss on sale of vessels, property and equipment	514		6,528		(6,014)	7,234	
Impairment loss on fixed assets	-		20,480		(20,480)	20,606	
Other extraordinary losses	4,752		5,143		(391)	9,603	
Total extraordinary losses	5,266	0.4	32,152	2.7	(26,886)	37,444	2.3
Income before income taxes and minority interests	122,606	8.6	92,409	7.8	30,196	127,213	7.9
Income taxes — and so on	43,710	3.1	36,556	3.1	7,153	51,945	3.2
Minority interests	2,765	0.2	3,151	0.3	(385)	3,940	0.3
Net income	76,130	5.3	52,701	4.4	23,429	71,326	4.4

(3) Consolidated Surplus Statements for the Nine Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Nine months ended December 31, 2005 (From April 1 to December 31, 2005)	Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)	Increase or decrease	Nine months ended December 31, 2004 (From April 1 to December 31, 2004)
(Additional paid-in capital)				
Balance at beginning of the period	94,421	94,421	—	94,421
Increase in additional paid-in capital				
Gain from retirement of treasury stock	6	—	6	—
Total	6	—	6	—
Balance at end of the period	94,427	94,421	6	94,421
(Retained earnings)				
Balance at beginning of the period		146,755	57,018	146,755
Increase in retained earnings				
Net income	76,130	71,326	4,804	52,701
Effect from changes of consolidated subsidiaries	83	626	(542)	590
Increase due to merger of consolidated subsidiaries	67	4	63	4
Effect from changes of affiliates accounted for under the equity method	276	268	8	268
Effect from changes of applied local accounting principles in overseas consolidated subsidiaries	104	474	(370)	—
Total	76,663	72,700	3,962	53,564
Decrease in retained earnings				
Cash dividends	23,806	15,268	8,537	15,268
Directors' bonuses	366	294	71	296
Effect from changes of consolidated subsidiaries	896	35	861	35
Decrease on retained earnings of consolidated subsidiaries and affiliates accounted for under the equity method due to change in accounting period	3,465	—	3,465	—
Effect from changes of applied local accounting principles in overseas consolidated subsidiaries	2,350	83	2,267	—
Total	30,885	15,682	15,203	15,600
Balance at end of the period	249,552	203,774	45,778	184,720

Notes:

From this period, 102 overseas consolidated subsidiaries changed the date of closing accounts from December 31 to March 31. In addition, 2 consolidated subsidiaries of which the date of closing accounts are December 31, tentative account of these companies were closed on March 31. Accordingly, for these companies, the actual or the tentative accounts for the nine months ended December 31 were closed, from this period.

Segment Information by Business

Nine months ended December 31, 2005 (From April 1, 2005, to December 31, 2005)

(Millions of yen)

	Liner	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Others	Total	Elimination and Unallocation	Consoli-dated Total
Revenues:										
(1) Revenues from customers	399,360	497,373	313,951	63,893	32,344	7,016	109,845	1,423,785	—	1,423,785
(2) Inter-segment revenues	3,672	3,503	1,267	20,901	—	2,143	48,854	80,343	(80,343)	—
Total revenues	403,032	500,876	315,218	84,795	32,344	9,160	158,700	1,504,128	(80,343)	1,423,785
Operating costs and expenses	384,528	416,974	305,454	79,211	30,619	6,819	160,538	1,384,144	(80,380)	1,303,764
Operating income (loss)	18,504	83,901	9,764	5,583	1,725	2,341	(1,837)	119.983	37	120,020
Income (loss) before extraordinary items	20,061	85,460	9,855	1,669	1,287	2,771	(200)	120,905	(2)	120,903

Nine months ended December 31, 2004 (From April 1, 2004, to December 31, 2004)

(Millions of yen)

	Liner	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Others	Total	Elimination and Unallocation	Consoli-dated Total
Revenues:										
(1) Revenues from customers	340,484	416,992	260,357	62,076	25,894	7,345	75,623	1,188,775	—	1,188,775
(2) Inter-segment revenues	2,487	3,641	708	20,176	—	1,938	31,601	60,553	(60,553)	—
Total revenues	342,972	420,633	261,066	82,252	25,894	9,284	107,225	1,249,329	(60,553)	1,188,775
Operating costs and expenses	305,830	345,534	254,314	78,707	27,946	6,893	107,684	1,126,911	(60,544)	1,066,366
Operating income (loss)	37,141	75,098	6,752	3,545	(2,051)	2,390	(459)	122,417	(8)	122,409
Income (loss) before extraordinary items	36,023	72,670	6,595	482	(2,851)	2,629	1,205	116,755	(8)	116,746

Fiscal year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)

(Millions of yen)

	Liner	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Others	Total	Elimination and Unallocation	Consoli-dated Total
Revenues:										
(1) Revenues from customers	453,646	567,112	356,307	82,043	33,402	10,040	103,546	1,606,098	—	1,606,098
(2) Inter-segment revenues	3,397	4,677	890	26,966	29	2,915	43,124	82,001	(82,001)	—
Total revenues	457,044	571,790	357,197	109,009	33,432	12,955	146,670	1,688,100	(82,001)	1,606,098
Operating costs and expenses	410,983	467,975	348,830	104,863	37,059	10,113	146,910	1,526,735	(82,012)	1,444,723
Operating income (loss)	46,060	103,815	8,366	4,146	(3,627)	2,842	(239)	161,364	10	161,375
Income (loss) before extraordinary items	45,008	101,104	8,135	398	(4,783)	3,305	1,625	154,793	10	154,803

Notes:

1. Change in business segmentation method

   When it comes to segments, NYK Group usually form segments by considering both the unity of the management systems involved and the similarities of the kinds of functions and their characteristics. Therefore, in order to more exactly indicate our group companies' business activities, since this fiscal year, we have divided our traditional shipping segment into two independent segments – Liner and Other Shipping – and, at the same time, incorporated the formerly independent segment, Shipping-Related Services, into Others.

   The current numerical values shown for the fiscal ended March 31, 2005, and the nine months results ended December 31, 2004 were figured within the present classification of segments.

2. Business Segmentation method.

   The NYK Group businesses are segmented based on the similarity in type and character of different services with reference to the Japan Standard Industry Classification, for which the sense of unity with respective management organizations is additionally taken into account.

3. Designations of major businesses and services which are included in each of the business segments

Liner	Oceangoing cargo shipping; Vessel chartering; Forwarding agency (Agencies on an exclusive basis for the NYK Group companies)
Other Shipping	Oceangoing and inshore cargo shipping; Vessel chartering; Forwarding agency (Overseas agencies on an exclusive basis for the NYK Group companies)
Logistics	Warehousing; Cargo forwarding
Terminal and Harbor Transport	Container terminal operation; Harbor transport
Cruise	Ownership and navigation of cruises
Real Estate	Rental/lease, management and sale of real estate
Others	Forwarding agency (Domestic agencies on a non-exclusive basis for the NYK Group companies); Tugboat operation; Wholesaling of shipping machinery and equipment; Other various services incidental to transportation; Information processing service; Wholesaling of petroleum products; Travel services; Air freight services and so on

4. Common expenses in "Operating costs and expenses" were wholly distributed to the relevant segments.

Suppliments

* Rounded down to the nearest 0.1 billion yen.

1. Transition of quarterly results (Consolidated)

Fiscal year ending March 31, 2006

	April 1, 2005, to June 30, 2005	July 1, 2005, to September 30, 2005	October 1, 2005, to December 31, 2005	January 1, 2006, to March 31, 2006
Revenues	billions of yen 430.6	billions of yen 468.9	billions of yen 524.2	billions of yen
Operating income	36.5	44.0	39.4	
Income before extraordinary items	36.3	42.9	41.6	
Net income	21.7	26.6	27.7	
Net income per share (Basic)	yen 17.85	yen 21.80	yen 22.71	yen
Net income per share (Diluted)	–	–	–	
Total assets	billions of yen 1,549.5	billions of yen 1,719.2	billions of yen 1,873.2	billions of yen
Shareholder's equity	431.1	489.7	550.8	
Shareholder's equity per share	yen 353.16	yen 401.21	yen 451.34	yen

Fiscal year ended March 31, 2005

	April 1, 2004, to June 30, 2004	July 1, 2004, to September 30, 2004	October 1, 2004, to December 31, 2004	January 1, 2005, to March 31, 2005
Revenues	billions of yen 372.2	billions of yen 395.9	billions of yen 420.5	billions of yen 417.3
Operating income	32.6	40.0	49.7	38.9
Income before extraordinary items	32.0	38.2	46.4	38.0
Net income	17.1	12.6	22.9	18.6
Net income per share (Basic)	yen 14.02	yen 10.36	yen 18.77	yen 14.97
Net income per share (Diluted)	–	–	–	–
Total assets	billions of yen 1,436.6	billions of yen 1,439.4	billions of yen 1,463.0	billions of yen 1,476.2
Shareholder's equity	369.2	381.7	400.4	427.7
Shareholder's equity per share	yen 302.29	yen 312.56	yen 327.99	yen 350.10

Notes:
1. Above results of each three months period (Revenues・Operating income・Income before extra-ordinary items・Net income) are calculated by subtracting relevant results of three months from April to June, six months from April to September (Interim period), nine months from April to December, and twelve months (full fiscal year).
2. "Net income per share (Diluted)" is not stated in the table above because no residual securities existed as of the end of each fiscal period.

2. Exchange rate (Consolidated)

	April 1, 2005 to December 31, 2005	April 1, 2004 to December 31, 2004	Change	April 1, 2004 to March 31, 2005
Average	¥111.66 to the dollar	¥108.55 to the dollar	Yen down 3.11	¥107.46 to the dollar
End of period	¥118.07 to the dollar	¥104.21 to the dollar	Yen down 13.86	¥107.39 to the dollar

3. Bunker price (Consolidated)

	April 1, 2005 to December 31, 2005	April 1, 2004 to December 31, 2004	Change	April 1, 2004 to March 31, 2005
Consumed bunker price	US$273.92 per ton	US$192.15 per ton	Increase US$81.77	US$193.84 per ton

4. Interest bearing debt (Consolidated)

(billions of yen)

	April 1, 2005 to December 31, 2005	April 1, 2004 to March 31, 2005	Change	April 1, 2004 to December 31, 2004
Bank loans	638.9	498.2	140.7	514.3
Bonds	106.8	131.8	(25.0)	141.8
Commercial Paper	63.0	-	63.0	-
Total	808.7	630.0	178.7	656.1

Non-consolidated Balance Sheets for the Nine Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	As of December 31, 2005		As of March 31, 2005		Increase or decrease	As of December 31, 2004	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
ASSETS							
Current assets							
Cash and time deposits	17,568		11,221		6,347	3,928	
Accounts receivable—trade	69,646		58,215		11,431	54,996	
Short-term loans receivable	88,819		95,115		(6,296)	77,888	
Advance money	1,261		1,043		217	1,381	
Supplies	18,424		11,382		7,041	10,045	
Deferred and prepaid expenses	47,264		34,357		12,907	39,540	
Receivables from agencies	10,505		6,589		3,915	8,793	
Deferred tax assets	6,179		4,496		1,682	4,348	
Other current assets	18,480		12,655		5,824	19,773	
Allowance for doubtful accounts	(21,829)		(14,976)		(6,853)	(18,150)	
Total current assets	256,320	23.3	220,102	23.4	36,217	202,545	22.7
Fixed assets							
(Vessels, property and equipment, net of accumulated depreciation)							
Vessels	98,003		109,456		(11,453)	112,865	
Buildings	22,151		23,334		(1,183)	23,244	
Equipment and fixtures	1,635		1,405		230	1,587	
Land	31,072		32,511		(1,439)	32,513	
Construction in progress	318		3,817		(3,498)	4,445	
Others	1,753		1,926		(172)	2,031	
Total vessels, property and equipment, net of accumulated depreciation	154,934	14.1	172,450	18.4	(17,516)	176,688	19.8
(Intangible assets)							
Leasehold	513		513		–	513	
Software	19,288		15,523		3,764	13,059	
Others	153		627		(474)	663	
Total intangible assets	19,955	1.8	16,664	1.8	3,290	14,236	1.6
(Investments and other assets)							
Investment securities	323,710		218,991		104,719	204,922	
Investment in stocks of associated companies	170,841		165,259		5,582	162,401	
Investment in capital of associated companies	5,043		3,690		1,353	3,233	
Long-term loans receivable	151,329		126,048		25,281	114,814	
Others	28,406		26,691		1,714	24,964	
Allowance for doubtful accounts	(9,068)		(10,933)		1,865	(10,926)	
Total investments and other assets	670,264	60.8	529,746	56.4	140,517	499,410	55.9
Total fixed assets	845,153	76.7	718,862	76.6	126,291	690,335	77.3
Deferred charges							
Bond issue cost	75		120		(45)	169	
Total deferred charges	75	0.0	120	0.0	(45)	169	0.0
Total assets	1,101,549	100.0	939,085	100.0	162,463	893,050	100.0

(Millions of yen)

Account title	As of December 31, 2005		As of March 31, 2005		Increase or decrease	As of December 31, 2004	
	Amount	Composition ratio	Amount	Composition ratio		Amount	Composition ratio
LIABILITIES							
Current liabilities							
Accounts payable—trade	69,892		57,333		12,558	54,486	
Short-term redemption money for bonds	4,800		24,000		(19,200)	34,000	
Short-term bank loans	41,689		41,798		(108)	37,328	
Commercial paper	63,000		-		63,000	-	
Accounts payable—other	1,823		2,118		(295)	2,120	
Income taxes payable	13,446		20,183		(6,737)	14,441	
Advance received	30,029		24,548		5,481	25,054	
Deposits received	38,329		41,727		(3,398)	35,842	
Payables to agencies	2,248		2,145		102	1,363	
Employees' bonuses accrued	2,529		2,730		(200)	1,604	
Reserve for EXPO 2005, AICHI, JAPAN	-		31		(31)	-	
Other current liabilities	6,514		10,976		(4,461)	10,113	
Total current liabilities	274,303	24.9	227,594	24.3	46,708	216,356	24.2
Long-term liabilities							
Bonds	102,000		106,800		(4,800)	106,800	
Long-term debt	204,353		199,888		4,465	193,154	
Deferred tax liabilities	52,972		17,241		35,731	9,464	
Reserve for employees' retirement benefits	958		1,612		(653)	1,565	
Reserve for directors' retirement benefits	-		960		(960)	748	
Reserve for periodic dry docking of vessels	1,366		2,534		(1,168)	2,499	
Reserve for EXPO 2005, AICHI, JAPAN	-		-		-	27	
Other long-term liabilities	15,780		16,876		(1,095)	18,112	
Total long-term liabilities	377,431	34.3	345,912	36.8	31,519	332,371	37.2
Total liabilities	651,735	59.2	573,507	61.1	78,227	548,728	61.4
SHAREHOLDERS' EQUITY							
Common stock	88,531	8.0	88,531	9.4	-	88,531	9.9
Additional paid-in capital							
Capital reserve	93,198	8.4	93,198	9.9	-	93,198	10.5
Retained earnings	155,920	14.2	134,565	14.4	21,354	121,888	13.7
Legal reserve	13,146		13,146		-	13,146	
Voluntary reserves							
Reserve for dividends	50		50		-	50	
Reserve for special depreciation	3,420		4,685		(1,264)	4,685	
Investment loss reserve	2		3		(0)	3	
Reserve for advanced depreciation of fixed assets	3,102		3,062		39	3,062	
General reserve	73,324		48,324		25,000	48,324	
Unappropriated retained earnings	62,873		65,292		(2,419)	52,616	
Net unrealized holding gains on other securities	115,853	10.5	52,740	5.6	63,112	44,066	4.9
Treasury stock	(3,688)	(0.3)	(3,457)	(0.4)	(231)	(3,362)	(0.4)
Total shareholders' equity	449,814	40.8	365,578	38.9	84,236	344,322	38.6
Total liabilities and shareholders' equity	1,101,549	100.0	939,085	100.0	162,463	893,050	100.0

Non-consolidated Statements of Income for the Nine Months

Nippon Yusen Kabushiki Kaisha

(Millions of yen)

Account title	Nine months ended December 31, 2005 (From April 1, 2005, to December 31, 2005)		Nine months ended December 31, 2004 (From April 1, 2004, to December 31, 2004)		Increase or decrease	Year ended March 31, 2005 (From April 1, 2004, to March 31, 2005)	
	Amount	Percentage	Amount	Percentage		Amount	Percentage
Revenues							
Revenue from shipping business	706,433		621,725		84,708	832,526	
Revenue from other businesses	6,245		6,529		(283)	8,611	
Total revenues	712,678	100.0	628,254	100.0	84,424	841,137	100.0
Operating costs and expenses							
Costs and expenses for shipping business	610,613		516,287		94,326	691,675	
Costs and expenses for other businesses	4,700		4,890		(190)	6,433	
General and administrative expenses	32,470		30,613		1,856	41,112	
Total operating costs and expenses	647,784	90.9	551,791	87.8	95,992	739,221	87.9
Operating income	64,894	9.1	76,462	12.2	(11,568)	101,916	12.1
Other income							
Interest and dividend income	12,330		11,666		663	12,352	
Others	4,036		748		3,287	2,475	
Total other income	16,366	2.3	12,415	2.0	3,951	14,828	1.8
Other expenses							
Interest expenses	5,810		6,450		(639)	8,274	
Others	780		1,710		(929)	1,829	
Total other expenses	6,591	0.9	8,160	1.3	(1,569)	10,103	1.2
Income before extraordinary items	74,669	10.5	80,717	12.9	(6,048)	106,641	12.7
Extraordinary gains							
Gain on sale of vessels, property and equipment	3,714		485		3,229	1,216	
Gain on sale of investment securities	7		2,862		(2,855)	2,875	
Other extraordinary gains	1,000		716		283	1,591	
Total extraordinary gains	4,721	0.7	4,063	0.6	657	5,683	0.7
Extraordinary losses							
Loss on sale of vessels, property and equipment	165		151		14	723	
Loss on devaluation of investment securities	110		1,841		(1,731)	1,637	
Provision for allowance for doubtful accounts	5,828		11,400		(5,572)	14,908	
Impairment loss on fixed assets	-		8,692		(8,692)	8,692	
Other extraordinary losses	2,315		509		1,805	2,482	
Total extraordinary losses	8,419	1.2	22,595	3.6	(14,176)	28,445	3.4
Income before income taxes	70,971	10.0	62,185	9.9	8,785	83,879	10.0
Income taxes and so on	25,710	3.6	21,745	3.5	3,964	30,763	3.7
Net income	45,261	6.4	40,439	6.4	4,821	53,116	6.3
Surplus brought forward	28,599	4.0	21,336	3.4	7,262	21,336	2.5
Interim dividend	10,986	1.6	9,160	1.5	1,826	9,160	1.1
Unappropriated retained earnings	62,873	8.8	52,616	8.3	10,257	65,292	7.7